Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

Jeffrey B. Austin, P.Eng.

I, Jeffrey B. Austin, P.Eng., do hereby certify that:

1.	I am a Consulting Engineer and President of International Metallurgical and Environmental Inc., residing at 906 Fairway Crescent, Kelowna, B.C., Canada.

2.	This certificate applies to the technical report titled “Independent Technical Report for the Snip Project, Canada”, dated September 26th, 2023 (the “Technical Report”).

3.	I fulfill the requirements of a qualified person for the purposes of NI 43-101 based on my academic qualifications, professional membership and relevant experience, as set out below:

a.	I hold the following academic qualifications:

BASc.	University of British Columbia	1984

b.	I am a member in good standing of the following professional and technical associations:

Association of Professional Engineers and Geoscientists of BC	15708

c.	I have worked in the minerals industry as a Consulting Process Engineer continuously since 1987, a period of 39 years.

4.	I have not personally inspected the property.

5.	I am responsible for Section 13 as well as Section 1-6(summary) of the Technical Report.

6.	I am independent of Skeena Resources. as defined in section 1.5 of NI 43-101.

7.	My prior involvement with the property includes metallurgical test work management for the Homestake Mining, the previous owners and developers of the project.

8.	I have read and am familiar with NI 43-101 and the sections of the Technical Report for which I am responsible. To the best of my knowledge, information, and belief, the parts of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26nd day of September, 2023

(signed) “Jeffrey B. Austin”
Jeffrey B. Austin, P.Eng.